Exhibit 4.44.2

THE ROYAL BANK OF SCOTLAND PLC

29 March 2004

To:          KTL Kensington, Inc. (the “Borrower”)

Woodmere Tankers LDC (the “Lessee”)

Knightsbridge Tankers Limited (“KTL”)

Hewlett Tankers LDC (“LDC” and, together with KTL, the “Shareholders”)

Daylight Overdraft Facility

1              We are writing to confirm the terms and conditions on which we, The Royal Bank of Scotland plc (the “Lender”) are willing to make available to the Borrower a daylight overdraft facility.

2              Words and expressions defined in the Loan Agreement entered into or to be entered into on or around the date hereof among, inter alios, the Lender, KTL and the Borrower (as a guarantor) (the “Term Loan Agreement”) shall have the same meanings when used herein.  In addition the following words and expressions shall have the following meaning:

“Loan”     means the amount to be advanced to the Borrower pursuant to this letter agreement or, as the context may require, the amount advanced and outstanding;

3              The Lender hereby agrees to make available to the Borrower a daylight overdraft facility on the terms and conditions set out below:

Amount:	US$34,498,192

Purpose:	to part-finance the purchase by the Borrower of its Ship.

Drawdown:	on the date on which the Borrower acquires title to its Ship pursuant to the relevant Conditional Sale Agreement Transfer and Title Transfer Documents.

Repayment:	on the date of the drawdown.

Conditions Precedent:	satisfaction of the conditions precedent to the corresponding Advance under the Loan Agreement, together with such further conditions as the Lender shall specify by reasonable notice to the Borrower.

4              The proceeds of the Loan shall be paid direct to the Lessor in partial satisfaction of the obligation of the Borrower to pay the consideration due under the relevant Conditional Sale Agreement Transfer, the Borrower hereby irrevocably authorising and instructing the Lender so to pay the proceeds of the Loan.

5              The Loan shall be repaid to the Lender within London banking hours on the date of drawdown.

6              The proceeds of the Loan, once received by the Lessor, will be paid and applied as follows:

(a)           by the Lessor to the Lessee as part of the rebate of rental due under the lease of the Ship between the Lessor and the Lessee; then

(b)           by the Lessee to the Shareholders by way of payment of a dividend; then

(c)           by KTL to the Borrower by way of an equity injection; then

(d)           by the Borrower to the Lender in repayment of the Loan.

7              Each of the Lessee, the Shareholders, the Borrower and the Lender hereby irrevocably agrees that payment of the applicable amount due to it as referred to in paragraph 6 above will be satisfied by the Lessor making payment of an equal amount to the Lender.  The Lessee hereby agrees to give an instruction in writing to the Lessor directing it to make the payment of the relevant portion of the rebate of rental referred to in paragraph 6 (a) above to the Lender.  In particular, this letter agreement shall constitute the instructions of the Shareholders to the Lessee that the dividends referred to in paragraph 6(b) shall be paid in the manner provided for herein.

8              The representations and warranties by the Borrower and KTL contained in Clause 11 of the Term Loan Agreement shall be re-stated by the Borrower with all references to “this Agreement” being construed to refer to this letter agreement.

9              Each of the Lessee and LDC represents and warrants to the Lender that:

(a)           it is duly incorporated and validly existing and in good standing under the laws of the Cayman Islands;

(b)           it has the corporate capacity, and has taken all corporate action and obtained all consents, licences, approvals and authorisations necessary for it to perform its obligations under this letter agreement and make the dividend payment referred to in paragraph 6 (b) above;

(c)           this letter agreement constitutes its legal, valid and binding obligations enforceable against the Lessee in accordance with its terms subject to any relevant insolvency laws affecting creditors’ rights generally;

(d)           its execution of this letter agreement and the payment to be made by it as referred to herein will not involve or lead to a contravention of any law or regulation, its constitutional documents or any contractual or other restriction which is binding on it.

10           The Borrower shall pay to the Lender a fee of $9,000 on the date of drawdown of the Loan.

11           The following provisions of the Term Loan Agreement shall, as between the Borrower, KTL and the Lender, apply to this letter agreement as if, with any necessary consequential amendments, set out in full:

Clause 6 (Default Interest)

Clause 12 (General Undertakings)

Clause 13 (Corporate and Financial Undertakings)

Clause 19 (Payments and Calculations)

Clause 22 (Fees and Expenses) (excluding Clause 22.1)

Clause 23 (Indemnities) (excluding Clauses 23.4 and 23.8)

Clause 24 (No set-off or tax deduction)

Clause 25 (Illegality)

Clause 26 (Increased Costs)

Clause 27 (Set-off)

Clause 28 (Assignments, Transfers and Changes in Lending Office)

Clause 29 (Variations and Waivers)

Clause 30 (Notices) (and so that notices to and from the Lessee shall be sent accordingly)

Clause 31 (Supplemental)

12           This letter agreement is governed by English law.

13           The parties agree as follows in relation to jurisdiction:

(a)           subject to sub-paragraph (c) below, the courts of England have exclusive jurisdiction to settle any dispute arising out of, or in connection with, this letter agreement (including a dispute regarding the existence, validity or termination of this letter agreement) (a “Dispute”);

(b)           the Lender, the Borrower, the Lessee and the Shareholders agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly none of them will argue to the contrary;

(c)           the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions;

(d)           without prejudice to any other mode of service allowed under any relevant law, each of the Borrower, the Lessee and the Shareholders:

(i)            irrevocably appoints Maritime Recovery Limited currently of 20 Salcott Road, PO Box 239, London SW11 6DJ as its agent for service of process in relation to any proceedings before the English courts in connection with this letter agreement; and

(ii)           agrees that failure by the process agent to notify it of the process will not invalidate the proceedings concerned.

Please indicate your agreement to this matters set out in this letter agreement by executing the form of acknowledgement set out below.

Yours faithfully

/s/ Robert J. Manners
for and on behalf of
THE ROYAL BANK OF SCOTLAND PLC

Witnessed by:	/s/ Charmaine Rumbelow

We hereby agree to the matters set out in the above letter and agree to be bound by its terms.

/s/ Nicholas Sherriff
for and on behalf of
KTL KENSINGTON, INC.

/s/ Nicholas Sherriff
for and on behalf of
WOODMERE TANKERS LDC

/s/ Nicholas Sherriff
for and on behalf of
KNIGHTSBRIDGE TANKERS LIMITED

/s/ Nicholas Sherriff
for and on behalf of
HEWLETT TANKERS LDC